Kontakt

www.linkedin.com/in/lucie-nightingale (LinkedIn)

Nejčastější dovednosti

Psychologie

Francouzština

Angličtina

Lucie N.

Project manager / Partner in Navisyogroup / World Traveler / Expert in Budgeting & Financial Planning

Spojené státy

Souhrn

Lucie, co-founder and Special Projects Director at Navisyo, embodies growth and adaptability. Her journey began before Navisyo, fueled by a passion for budgeting and exploration honed through solo backpacking adventures across 50+ countries. This instilled in her resourcefulness, financial acumen, and the ability to thrive in diverse environments.

At Navisyo, Lucie wasn't just involved in building the architecture of the online booking platform; she worked side-by-side with the IT project manager and their team of coders who developed it. However, her talents quickly extended beyond this initial scope. Recognizing her potential, Lucie embraced challenges across various departments, from HR to accounting to financial planning. This cross-functional exposure sharpened her business acumen and leadership skills, making her adept at handling diverse tasks and spearheading special projects.

Today, Lucie remains a cornerstone of Navisyo, driven by her unwavering passion for continuous learning and problem-solving. Her ability to budget, plan, and adapt, cultivated through her unique experiences, continues to be an invaluable asset to the company.

These passions have carried me throughout my youth and now that I am collaborating on the Navisyo’s project, I have been able to continue to travel while being part of something greater than I ever expected. And it is with Navisyo that I am learning how much more there is to learn and this fascinates me. I was born in the Czech Republic but I speak English fluently and know a little French.

So, now, in this project, these passions remains within me. There is certainly yet more to learn, yet more obstacles to overcome, more problems to solve and equally more opportunities to build and learn. And for this, I am very grateful.

Pracovní zkušenosti

Navisyogroup
User Experience Specialist & Project manager
prosince 2019 - Present (5 let 6 měsíců)

My initial role in the company for the first 2 years was to focus on the User Experience for the Navisyo's marketplace, www.navisyo.com. I spent months studying all of our competitors' platforms throughout the world, looking for ways to simplify the users' experience in order to render it more user friendly while not compromising its essential functionalities. I have also analyzed extensively the mis steps that some of the biggest players in the industry have introduced onto their platforms. These missed opportunities have resulted in the creation of additional frustrations experienced by both the hosts and/or the guests. I am being involved on the day to day operation and oversight of the entire development of Navisyo's marketplace. Now my role has expanded to oversee a lot of the special projects deployed by the company.

World CC Project
Project Assistant
června 2017 - listopadu 2019 (2 roky 6 měsíců)
Prague, Czechia

At WCCP, we provided our clients and businesses with a measurable and affordable marketing solutions focused on increasing sales. This was achieved by offering the client a tailored all in one marketing solution which included consultancy services conducted by the CEO. I was involved in supporting all departments so I learned to analyze and identify the profile of the potential clients. I helped gather and compile the most updated complete contact list of leads. I also was responsible for executing a data cleansing process amongst other tasks.

Vzdělání

Middlesex University
· (2017 - 2019)